Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for July 2021

08/01/2021

•	8,040 vehicles delivered in July 2021, a record month with a 228% increase year-over-year

•	6,054 P7s delivered in July 2021, the highest monthly deliveries since the P7’s launch

•	38,778 total vehicles delivered year-to-date, a 388% increase year-over-year

GUANGZHOU, China—(BUSINESS WIRE)— XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for July 2021.

For this month, XPeng recorded its highest-ever monthly deliveries of 8,040Smart EVs, representing a 228% increase year-over-year, and a 22% increase over last month.

Deliveries in July consisted of 6,054 P7s, the Company’s sports smart sedan, and 1,986 G3s, its smart compact SUV.

As of July 31, 2021, year-to-date total deliveries of the Company reached 38,778 units, representing a 388% increase year-over-year.

P7 deliveries continued record-breaking momentum in July, reflecting the P7’s rising popularity among China’s tech-savvy consumers. In July 2021, at its first-year anniversary of customer deliveries, total P7 deliveries reach 40,612 since the launch. The P7’s Navigation Guided Pilot (NGP) highway solutions continuously increase appeal to a wider customer base, underpinning the Company’s commitment to technology innovation.

The Company further expanded its product portfolio in July by launching the G3i, the G3 SUV’s mid-phase facelift version, with deliveries expected in September 2021.

Also in July, XPeng announced the presale price range of RMB160,000 – RMB230,000 (post subsidies) for its third production model, the P5 family-friendly smart sedan. Being the world’s first mass-produced Smart EV equipped with auto-grade LiDAR technology, the P5 is already generating an enthusiastic response from consumers in the presale phase. The Company plans to launch the P5 in the third quarter 2021 with deliveries expected in the fourth quarter 2021.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com

Source: XPeng Inc.